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                          December 22, 2023

       Erez Aminov
       Chief Executive Officer
       MIRA Pharmaceuticals, Inc.
       855 N Wolfe Street, Suite 601
       Baltimore, Maryland 21205

                                                        Re: MIRA
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2023
                                                            File No. 333-276118

       Dear Erez Aminov:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Curt P. Creely